Exhibit (a)(5)(B)

Validus Holdings, Ltd. Announces Preliminary Results
of Modified Dutch Auction Tender Offer

Company expects to purchase 6,325,505 common shares at $32.00 per common share

PEMBROKE, Bermuda, June 6, 2012 (BUSINESS WIRE) -- Validus Holdings, Ltd. (“Validus” or the “Company”) (NYSE: VR) announced today the preliminary results of its “modified Dutch auction” tender offer, which expired at 5:00 p.m., New York City time, on June 5, 2012.

Based on the preliminary count by Computershare, the depositary for the tender offer, 6,325,505 common shares, including 2,761,999 common shares that were tendered pursuant to notice of guaranteed delivery, were properly tendered and not withdrawn at a price per common share at or below $32.00.  Based on these preliminary results, Validus expects to purchase 6,325,505 common shares, subject to receipt of common shares tendered pursuant to notice of guaranteed delivery, at a price of $32.00 per common share for an expected total cost of $202,416,160, excluding fees and expenses relating to the tender offer.  Validus will fund the purchase of the common shares in the tender offer using cash on hand.  Included within the common shares to be accepted for purchase are 75,505 common shares that Validus elected to purchase pursuant to its option to increase the size of the tender offer by up to 2.0% of the outstanding common shares.  Payment for the common shares accepted for purchase, and return of all common shares tendered and not purchased, will occur promptly after the final number of common shares tendered is confirmed.

As noted in the Company’s Offer to Purchase, the Company may in the future consider various forms of share repurchases, including open market purchases, tender offers and/or accelerated share repurchases or otherwise.  Under applicable securities laws, the Company may not repurchase any of its common shares until after June 19, 2012.  Following completion of the tender offer, Validus expects to have approximately $168.3 million remaining under its current share repurchase authorization.  The timing, form and amount of any future share repurchases will depend on a variety of factors, including the Company’s results of operations, financial position and capital requirements, general business conditions, legal, tax, regulatory, rating agency and contractual constraints or restrictions and other factors its board of directors deems relevant.  The share repurchase authorization may be modified, extended or terminated by the Company’s board of directors at any time.

Dowling & Partners Securities, LLC served as the dealer manager for the tender offer.  Innisfree M&A Incorporated served as the information agent.  Skadden, Arps, Slate, Meagher & Flom LLP provided legal counsel with respect to the tender offer.  Shareholders and investors who have questions or need information about the tender offer may call Innisfree M&A Incorporated at (212) 750-5833 (banks and brokers) or (877) 456-3488 (toll-free).

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”).  Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance.  Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts:

Investors:
Validus Holdings, Ltd.
Jon Levenson, Executive Vice President
+1-441-278-9000

or

Media:
Brunswick Group
Gemma Hart / Greg Faje
+1-212-333-3810

Cautionary Note Regarding Forward-Looking Statements

This press release may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance.  Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “could” and similar statements of a future or forward-looking nature identify forward-looking statements.  All forward-looking statements address matters that involve risks and uncertainties.  Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) unpredictability and severity of catastrophic events; 2) rating agency actions; 3) adequacy of Validus’ risk management and loss limitation methods; 4) cyclicality of demand and pricing in the insurance and reinsurance markets; 5) statutory or regulatory developments including tax policy, reinsurance and other regulatory matters; 6) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 7) adequacy of Validus’ loss reserves; 8) continued availability of capital and financing; 9) retention of key personnel; 10) competition; 11) potential loss of business from one or more major insurance or reinsurance brokers; 12) Validus’ ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 13) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 14) the integration of businesses Validus may acquire or new business ventures Validus may start; 15) the effect on Validus’ investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 16) acts of terrorism or outbreak of war; 17) availability of reinsurance and retrocessional coverage; 18) the fact that the number of common shares to be purchased and the price per share contained in this press release are preliminary, and the possibility that the actual price at which Validus purchases common shares in the tender offer or otherwise, and the actual number of common shares it is able to purchase pursuant to the tender offer or otherwise, may differ from such preliminary results; and 19) the ability of Validus to achieve the benefits contemplated by the tender offer, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Validus’ most recent reports on Form 10-K and Form 10-Q and other documents on file with the Securities and Exchange Commission.  Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Validus or its business or operations. Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.